Mail Stop 4561

October 23, 2009

John F. McGrath, Jr.
Vice President and Chief Financial Officer
Network Equipment Technologies, Inc.
6900 Paseo Padre Parkway
Fremont, CA 94555

>   **Re: Network Equipment Technologies, Inc.**
>   **Form 10-K for the Fiscal Year Ended March 27, 2009**
>   **Filed May 22, 2009**
>   **File No. 001-10255**

Dear Mr. McGrath:

    We have reviewed your response letter dated October 14, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 30, 2009.

10-K for the Fiscal Year Ended March 27, 2009

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition

1.   Your response to prior comment number 3 of our letter dated September 30, 2009 indicates that VSOE is established by product line. We note that your response to prior comment number 6 of our letter dated August 6, 2009 provided the results of a trailing twelve month analysis of standalone sales by PCS type (PCS A and PCS B) for the 12 month period ended June 26, 2009. As VSOE is established by

product line please provide us with this analysis by product line. Your response should provide a breakdown, by product line, of the 31 stand-alone sales of PCS A and the 44 stand-alone sales of PCS B and the percentage of such stand-alone sales that fell within 15% of your established VSOE.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 and Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief